

07003270

S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 10549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-43682

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AK CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
445 Park Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kowalczyk (212) 333-8634
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, ANDREW KOWALCZYK, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of AK CAPITAL, LLC as of December 31, 2006, true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

AK CAPITAL, LLC



Andrew Kowalczyk, Managing Member

Subscribed and sworn to
before me this 28 day of February, 2007



Notary Public


NOTARY PUBLIC-STATE OF FLORIDA
Elizabeth F. Schwartz
Commission # DD492971
Expires: NOV. 21, 2009
Bonded Thru Atlantic Bonding Co., Inc.

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Consolidated statement of financial condition.
- [ ] (c) Consolidated statement of operation.
- [ ] (d) Consolidated statement of cash flows.
- [ ] (e) Consolidated statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Consolidated statement of changes in liabilities subordinated to claims of general creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have Existed since the date of the previous audit.
- [ ] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

TABLE OF CONTENTS
AK CAPITAL, LLC AND SUBSIDIARIES
DECEMBER 31, 2006

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
AK Capital, LLC
445 Park Avenue, 9th Floor
New York, NY 10022

We have audited the accompanying consolidated statement of financial condition of AK Capital, LLC and subsidiaries as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of AK Capital, LLC and subsidiaries as at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 27, 2007

Note B - Due to Clearing Broker

The Company has margin borrowings from its clearing broker-dealer which are collateralized by all securities held in its proprietary trading account. Interest expense on such margin borrowings is charged at 1.50% below the broker's call rate, which was 7.00% at December 31, 2006. At December 31, 2006, such borrowings amounted to $4,231,396 and were fully collateralized by securities carried at a market value of $4,783,349 plus accrued interest of $149,550.

Note C - Property and Equipment

Property and equipment are summarized as follows at December 31, 2006:

	Cost	Accumulated Depreciation	Book Value
Equipment	$ 31,853	$ 24,732	$ 7,121
Furnishings	136,851	57,718	79,133
Total	$ 168,704	$ 82,450	$ 86,254

Note D - Income Taxes

AKC is a limited liability company ("LLC"), under which the members assume tax liability for taxes on income. Accordingly, no federal or state income taxes have been provided.

Note E - Profit Sharing Plan

During 2006, the Company terminated its qualified defined contribution 401(k) profit sharing plan covering eligible employees.

Note F - Commitments

The Company is obligated under an operating lease with an affiliate for office space in Miami Beach, Florida through March 31, 2011.

Future annual minimum lease payments are as follows:

Years Ending December 31,		
2007	$	42,000
2008		42,000
2009		42,000
2010		42,000
2011		10,500
	$	178,500

In addition, the Company leases its New York City offices on a year to year basis at an annual rental of $78,300.

Note G - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $452,612, which was $352,612 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.13 to 1.

END